September 22, 2021
BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0001
Attn:    Mr. Stephen Kim
    Mr. Rufus Decker
    Mr. Donald Field
    Ms. Mara Ransom

Re:    Remitly Global, Inc.
Registration Statement on Form S-1
Registration File No. 333-259167

Dear Mr. Kim, Mr. Decker, Mr. Field and Ms. Mara:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Remitly Global, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM (New York City time) on September 22, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fenwick & West LLP, may orally request via telephone call that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 2,127 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others.
    We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Pages Follow]

Very truly yours,
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
As Representatives of the several Underwriters

Goldman Sachs & Co. LLC

By:	/s/ William Connolly III
Name: William Connolly III
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Alex Smigelski
Name: Alex Smigelski
Title: Vice President
[Signature Page to Underwriters’ Acceleration Request]